Mail Stop 3561

August 14, 2006

Mr. Derek Ward
Empirical Ventures, Inc.
2775 Fir Street, Suite 3E
Vancouver, B.C.  Canada V6J3C2

            RE:  Empirical Ventures, Inc. ("the company")
                    Amendment 8 to Registration Statement on
                    Form SB-2
                    Filed July 13, 2006
                    File No.  333-120486

Dear Mr. Ward:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We reissue prior comment one of our letter dated May 8, 2006 regarding whether the company is a "blank check" issuer. We continue to believe that a review of the business plan, purpose, and the surrounding facts contained in the prospectus raise a question as to whether Empirical Ventures is a blank check company, which would require the company to conduct its offering in compliance with the provisions of Rule 419 of Regulation C. If you believe that you do not fall within the definition of a blank check company, provide a detailed analysis in the prospectus as to the basis.

2. We note your business plan which was sent separately from the filing. Please ensure that all of the information in the business plan is consistent with the disclosure in your prospectus.

Summary, page 3
3. Please explain how the working capital was calculated.
4. We reissue prior comment 10 of our letter dated May 8, 2006.
Disclose the estimated amount of offering expenses.

Risk Factors, page 4
5. As requested in prior comment 11 of our letter dated May 8, 2006, please state in risk factor two the amount of the minimum budget and what this will cover. Disclose the material terms of the verbal agreement with Mr. Ward to support a minimum budget for the next twelve months. Also, add a separate risk factor regarding the lack of enforceability of the verbal agreement with Mr. Ward. Lastly, throughout the prospectus, when reference is made to this verbal agreement with Mr. Ward, make it clear regarding the lack of enforceability.
6. We reissue prior comment 12 of our letter dated May 8, 2006. Explain the reference to "limited prior business operations" at the top of page 5.
7. As requested in prior comment 13 of our letter dated May 8, 2006, state the deficit incurred from the company`s incorporation through the most recent financial statement date. The disclosure is presently through June 30, 2005.

Selling Security Holders, page 9
8. We note that the shares being registered for resale by Marcella Ward have been removed from the table. If these shares are no longer being registered for resale, revise the registration statement to reduce the number of shares being registered accordingly.
Otherwise,
please add back such disclosure.

Security Ownership of Certain Beneficial Owners and Management,
page
20
9. As previously requested in comment 16 of our letter dated May
8,
2006, please revise this table to include the shares owned by Marcella Ward as part of the shares beneficially owned by Derek Ward and provide footnote disclosure as to the nature of the beneficial ownership of the securities. Lastly, the amount held by the officers and directors as a group should be revised to include all of the shares beneficially owned by management, and the number of persons should reflect the one officer and director.

Organization Within Last Five Years, page 25
10. Please explain the reference to "a supporting budget from
Starcom
Technologies". Is there any relationship or affiliation between 3493734 Manitoba or Empirical Ventures and Starcom Technologies? In
this regard, we note that Schedule B to Exhibit 10.1, the
agreement
between the company and 3493734 Manitoba, shows the estimated costs
for upgrades and new programming to be $245,000.  Also, on page
31,
we note the statement "Starcom Technologies has prepared a development Budget for us as follows" with the exact same information as that in Schedule B. Please explain how these additional expenditures will be paid. Are they to be paid to 3493734 Manitoba or to Starcom?  You refer to Star Technologies as the party that will
be performing the development work but then you also refer to
3493734
Manitoba as managing and leading the development work. Clarify whether Starcom performed any work on the original software program.
Clarify whether there is a specific time frame within which these expenditures must be paid. If not, explain how it will be determined that the company is in default under the terms of the agreement.
We
may have further comment.
11. Please state whether the payment of $10,000 due by March 15,
2006
was paid by the due date. It appears from your supplemental response to prior comment 24 that the due date was extended and paid an additional $250 for the amendment to the agreement. Also, we note the closing date is set for September 15, 2006. Please clarify whether all of the conditions of the agreement must be met by that date or explain the significance of this date. Please revise the disclosure accordingly.

Current and Planned Development, page 26
12. Identify the control person(s) of World Star and clarify the relationship between World Star and 3493734 Manitoba.
13. Please explain the statement that "to date we have not identified a party or parties to perform the upgrades to our software program."
It appears from the term of the agreement that such upgrades up to $245,000 must be through 3493734 Manitoba. Please reconcile the disclosure accordingly.
14. We reissue prior comment 27 of our letter dated May 8, 2006. We continue to note the statement that you will be able to "proceed with continued development and upgrades of our software program on an extremely limited basis without additional funding." Please explain the "limited basis" of development and upgrades that would occur without additional funding. We may have further comment.


15. We reissue prior comment 28 of our letter dated May 8, 2006. Disclose in greater detail the role of Larry Cherrett in the software acquisition. Also, disclose the ultimate control person(s) for 3493734 Manitoba. Disclose in greater detail the transaction through which 3493734 Manitoba acquired the software. Clarify whether 3493734 completed any additional upgrades or development on the software before entering into the agreement with Empirical.

Plan of Operation, page 30
16. We again reiterate our previous comment 34 of our letter dated May 8, 2006. Each of your milestones should provide a beginning date and an ending date. Please revise by providing this information. Provide the time frame for each step of the software upgrade.
17. We reissue prior comment 35 of our letter dated May 8, 2006. We continue to note the statement that in furtherance of your business model, you "have continued to progress [y]our development plan focusing on web design and finding a suitable location to implement a test site." Please elaborate and update on all such efforts.
18. Please provide more detailed discussion of the upgrades to your software programming. Explain the types of upgrades that are to occur.
19. We reissue prior comment 36 of our letter dated May 8, 2006. Please disclose the costs associated with the marketing of your product.

Registering Trademark, page 30
20. Disclose whether or not there is an executed agreement with Coastal Trade Mark to perform the service. If material, the agreement should be filed as an exhibit to the registration statement as required by Item 601(b) of Regulation S-B.

Results of Operations, page 32
21. Please disclose the current cash balance as of the most recent practicable date. The disclosure indicates you currently have $29,630 cash on hand; however, this amount appears to be the cash balance as of March 31, 2006. Please update and disclose how long you can currently satisfy your cash balance and how you plan to pay the expenses associated with this offering, in addition to the amount
due pursuant to the agreement with 3493734 Manitoba.
22. With respect to prior comment #38 from our May 8, 2006 letter, which referred back to our letter dated February 11, 2005 and comments #51 through 55 from that letter, we cannot locate where these have been complied with. Please specifically advise or otherwise, revise in the next amendment.
23. It is noted "[I]f we should run into cost over runs above the $245,000 in further development expenditures and depending on cost, we would most likely continue with the development as opposed to
abandoning the project." (emphasis added)   How does the company
plan
to fund a cost overrun should this occur considering its present financial situation?

Rule 144, page 35
24. The last paragraph of this section should be updated to provide more recent disclosure regarding the number of shares held by affiliates that may be sold pursuant to Rule 144. Please revise.

Summary Compensation Table, page 36
25. The paragraph preceding the table should reflect the date of June
30, 2006.  Please update the information in the table, as well.

Financial Statements, page 39
Balance Sheet, page F-3
26. The heading above Accrued expenses and Technology purchase agreement payable should be Current Liabilities rather than Current assets. Please revise.

Changes in and Disagreements with Accountants, page II-1
27. Please revise this section to provide all of the disclosures specified in Item 304 of Regulation S-B, regarding the registrant`s change of accountants from Amisano Hansen to Jewett Schwartz & Associates. Specifically disclose whether the former accountant`s report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant`s report. See Item 304(a)(1)(ii) of Regulation S-B. Please revise.
28. Please obtain a currently dated letter from your former accountants which states that they have read your revised disclosure in this section and they agree with that disclosure insofar as it pertains to their firm, or the respects in which they do not agree.
The letter from the former accountants should be filed as exhibit
16
to the registration statement. See Item 23 of Form SB-2. Please revise.


Part II
Recent Sales of Unregistered Securities
29. We reissue prior comment 43 of our letter dated May 8, 2006.
Please disclose the transaction involving Mr. Cherrett and the 100,000 shares of common stock issued to him.

Undertakings
30. Provide the undertakings from Item 512(a)(4) and (g) of Regulation S-B or explain why such disclosure is not required.

Exhibit 23.1

31. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in an amendment to the registration statement. In this regard, Jewett, Schwartz & Associates should consent to the use of their report in the registration statement or inclusion of their report in the registration statement rather than "reference in the registration statement of their report", because their report is contained within the registration statement. Please revise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.













Feel free to call Maureen Bauer at (202) 551-3237 regarding any financial statement issues, and Janice McGuirk at (202) 551-3395 with any other questions.





Sincerely,




John Reynolds

Assistant Director




cc:  Joseph I. Emas, Esq.
       via fax:  (305) 531-1274